Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 2 DATED SEPTEMBER 8, 2023
TO THE PROSPECTUS DATED AUGUST 25, 2023

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated August 25, 2023 as supplemented by supplement no. 1 dated August 25, 2023. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•corrected information regarding certain of our previously issued financial statements;
•the status of this offering; and
•updated risks related to an investment in us.

Corrected Financial Statement Information

On September 1, 2023, our audit committee concluded, after discussion with management, that our previously issued unaudited consolidated financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, included in our Quarterly Reports on Form 10-Q filed with the SEC on May 12, 2022, August 12, 2022, and November 9, 2022, respectively, and the audited consolidated financial statements for the year ended December 31, 2022, included in our Annual Report on Form 10-K filed with the SEC on March 24, 2023, should no longer be relied upon due to an inaccurate presentation of the change in cash flows ascribed to financing and operating activities in the consolidated statement of cash flows. The error was a result of the incorrect inclusion of accrued deferred offering costs in the financing activities section of the consolidated statement of cash flows and in the changes in accounts payable, accrued expenses, and other liabilities in the operating activities section of the consolidated statement of cash flows.

As a result, a restatement of the financial statements specified above is required and will be reflected in an amended Annual Report on Form 10-K, which we intend to file as soon as reasonably practicable. We expect to reflect certain immaterial corrections to additional paid-in capital and non-controlling interest in the amended Form 10-K. We also expect to include adjustments to core funds from operations to reflect current period presentation.

The cash flow error has no impact on our total cash flows or cash balances for the periods, nor any other item on the balance sheet. It has no impact on our statement of operations, including total revenues, net income, or any non-GAAP measure reported such as net operating income (“NOI”) or funds from operations (“FFO”). It also has no impact on our net asset value. The cash flow error does impact our disclosed source of funds for distributions, and with the corrections presented below, total distributions paid during 2022, which includes net cash distributions and distributions reinvested by stockholders, were funded with $18.6 million prior period cash provided by operating activities, $14.0 million from additional borrowings, and $9.6 million of offering proceeds.

A summary of the impact on consolidated statement of cash flows is as follows for the periods to be corrected (amounts in thousands):

	Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Corrected
Cash flows from operating activities:
Accounts payable, accrued expenses and other liabilities	$15,232	$(4,791)	$10,441
Net cash provided by operating activities	$8,559	$(4,791)	$3,768

Cash flows from financing activities:
Offering costs paid on issuance of common stock	$(14,376)	$4,791	$(9,585)
Net cash provided by financing activities	$208,298	$4,791	$213,089

Supplemental disclosure of non-cash investing and financing activities:
Increase in accrued deferred offering costs	$—	$4,791	$4,791

	Three Months Ended March 31, 2022
	As Previously Reported	Adjustment	As Corrected
Cash flows from operating activities:
Accounts payable, accrued expenses and other liabilities	$11,518	$(1,592)	$9,926
Net cash used in operating activities	$(14,806)	$(1,592)	$(16,398)

Cash flows from financing activities:
Offering costs paid on issuance of common stock	$(2,959)	$1,592	$(1,367)
Net cash provided by financing activities	$99,517	$1,592	$101,109

Supplemental disclosure of non-cash investing and financing activities:
Increase in accrued deferred offering costs	$—	$1,592	$1,592

	Six Months Ended June 30, 2022
	As Previously Reported	Adjustment	As Corrected
Cash flows from operating activities:
Accounts payable, accrued expenses and other liabilities	$17,439	$(3,061)	$14,378
Net cash used in operating activities	$(7,208)	$(3,061)	$(10,269)

Cash flows from financing activities:
Offering costs paid on issuance of common stock	$(7,170)	$3,061	$(4,109)
Net cash provided by financing activities	$160,547	$3,061	$163,608

Supplemental disclosure of non-cash investing and financing activities:
Increase in accrued deferred offering costs	$—	$3,061	$3,061

	Nine Months Ended September 30, 2022
	As Previously Reported	Adjustment	As Corrected
Cash flows from operating activities:
Accounts payable, accrued expenses and other liabilities	$19,609	$(4,404)	$15,205
Net cash provided by (used in) operating activities	$1,601	$(4,404)	$(2,803)

Cash flows from financing activities:
Offering costs paid on issuance of common stock	$(11,918)	$4,404	$(7,514)
Net cash provided by financing activities	$196,001	$4,404	$200,405

Supplemental disclosure of non-cash investing and financing activities:
Increase in accrued deferred offering costs	$—	$4,404	$4,404

We intend to disclose a material weakness in our internal controls over financial reporting as a result of the restatement and, therefore, intend to conclude that our internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2022, which conclusions will be disclosed in the amended Form 10-K.

Status of this Offering

In connection with the determination that our financial statements should no longer be relied upon because of the above, we have determined to cease accepting subscriptions in this offering until such time as corrected financial statements have been included in a post-effective amendment that has been declared effective by the Securities and Exchange Commission.

Updated Risks Related to an Investment in Us

We have determined to restate our financial statements and as part of that process, have identified a material weakness in our internal controls over financial reporting as of December 31, 2022. A restatement entails significant cost, including increased costs for accounting and legal fees. In addition, the restatement, as well as the identification of a material weakness in our internal controls, will subject us to a number of additional risks and uncertainties, including the increased possibility of legal proceedings.

On September 1, 2023, our audit committee concluded, after discussion with management, that our previously issued unaudited consolidated financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, and the audited consolidated financial statements for the year ended December 31, 2022, should no longer be relied upon due to an inaccurate presentation of the change in cash flows ascribed to financing and operating activities in the consolidated statement of cash flows. As a result, we intend to restate the previously issued financial statements identified above in an amended Annual Report on Form 10-K, which we intend to file as soon as reasonably practicable. These restatements may result in substantial costs in the form of accounting, legal fees, and similar professional fees, in addition to the substantial diversion of time and attention of our senior management and members of our accounting team in preparing the restatements.

In addition, as a result of the restatement process we have identified a material weakness in our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. While we have undertaken substantial work to try to maintain effective internal controls and have taken action to remediate the material weakness identified in connection with the restatement, we cannot be certain that we will be successful in our remediation efforts or in maintaining adequate internal controls over our financial reporting and financial processes going forward. As a result of the material weakness, we expect to disclose in an amended Annual Report on Form 10-K for the year ended December 31, 2022 that our internal controls were ineffective. If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could harm our business and the value of our shares.

Further, as a result of the restatement of certain of our financial statements and the identification of a material weakness in our internal controls, we face the potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement of our financial statements, material weaknesses in our internal control over financial reporting, and the preparation of our financial statements. As of the date of this prospectus supplement, we have no knowledge of any such litigation or dispute resulting from a restatement or the material weaknesses in our internal control over financial reporting. However, we can provide no assurance that litigation or disputes will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

Forward-Looking Statements

The above statements regarding the expected corrections to the consolidated statements of cash flows constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The actual impact and amounts and the detailed presentation of these corrections will be included our upcoming amended Form 10-K filing after we have completed the work on the amended filing. There can be no assurance that the final impact and the amounts of these corrections will not differ materially from estimates that are described in this supplement or that any other information set forth herein will not change materially before we file our restated consolidated financial statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, as well as our expectations regarding materiality or significance, the quantitative effects of the corrections, the effectiveness of our internal control over financial reporting and disclosure controls and procedures, the timing of the filing of our SEC reports and our estimated financial results for each of the quarters ended March 31, 2022, June 30, 2022, September 30, 2022 and the year ended December 31, 2022, to differ materially from those in the forward-looking statements. These factors include, among other things, the risk that additional information may arise from the preparation of the amended filing, that our internal control over financial reporting may be inadequate or have weaknesses of which we are not currently aware or which have not been detected. We do not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the risks described in the “Risk Factors” section of prospectus as supplemented herein.

3